[ROPES & GRAY LETTERHEAD]




November 2, 2006


HighMark Funds
1 Freedom Valley Drive
Oaks, Pennsylvania  19456

Ladies and Gentlemen:

         You have registered under the Securities Act of 1933, as amended (the "1933 Act"), an indefinite number of shares of beneficial interest ("Shares") of HighMark Funds (the "Trust"), as permitted by Rule 24f-2 under the Investment Company Act of 1940, as amended (the "1940 Act"). In addition, you have informed us that you are in the process of registering shares of one additional series of the Trust, HighMark Diversified Equity Allocation Fund (the "Fund").

         We have examined your Agreement and Declaration of Trust on file in the office of the Secretary of the Commonwealth of Massachusetts and the Clerk of the City of Boston. We have also examined a copy of your Code of Regulations and such other documents, receipts and records as we have deemed necessary for the purpose of this opinion.

         Based upon the foregoing, we are of the opinion that:

         1. The beneficial interest in the Fund is divided into an unlimited number of Shares.

         2. The issue and sale of the authorized but unissued Shares of the Fund have been duly authorized under Massachusetts law. Upon the original issue and sale of your authorized but unissued Shares and upon receipt of the authorized consideration therefor in an amount not less than the applicable net asset value, the Shares issued will be validly issued, fully paid and non-assessable.

         The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust provides for indemnification out of the property of a particular series of Shares for all loss and expenses of any shareholder of that series held personally liable solely by reason of his being or having been a shareholder of that series. Thus, the risk of shareholder liability is limited to circumstances in which that series of Shares itself would be unable to meet its obligations.


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HighMark Funds                       - 2 -                      November 2, 2006



         We understand that this opinion is to be used in connection with the filing of Post-Effective Amendment No. 51 under the 1933 Act and Post Effective Amendment No. 53 under the 1940 Act to the Registration Statement on Form N-1A of the Trust (the "Post-Effective Amendment"). We consent to the filing of this opinion with and as part of the Post-Effective Amendment.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP